Exhibit 4.10.1
TRIVAGO N.V.
2016 OMNIBUS INCENTIVE PLAN

AMENDED AND RESTATED PERFORMANCE RESTRICTED SHARE UNIT SUMMARY OF AWARD

trivago N.V., a Dutch public limited company (the “Company”), pursuant to its 2016 Omnibus Incentive Plan, as amended from time to time (the “Plan”) hereby grants to the individual listed below (the “Participant”), an award of a number of performance restricted share units listed below (the “PSUs”). Each PSU represents the right to receive one (1) Share in accordance with the terms and conditions hereof. The delivery of Shares pursuant to each respective PSU is conditioned on, and calculated on the basis of, the satisfaction of the performance condition described herein.

The parties hereto entered into an agreement pertaining to certain PSUs with a Performance Price (as defined below) condition, granted on March 11, 2020, which consisted of a Performance Restricted Share Unit Summary of Award (the “Prior Summary of Award”), the Performance Restricted Share Unit Award Agreement attached thereto as Exhibit A (the “Performance Restricted Share Unit Award Agreement”) and the Plan. The parties hereto desire to amend and restate the Prior Summary of Award as set forth herein to reflect the significant changes that have occurred as a result of the COVID-19 pandemic and to adjust the Performance Condition (as defined below). This amended and restated award of PSUs is subject to all of the terms and conditions contained herein (the “Summary of Award”), as well as those contained in the Performance Restricted Share Unit Award Agreement (together with the Summary of Award, the “Agreement”) and the Plan, each of which is incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Summary of Award and the Agreement.

Participant:                ___________________
Grant Date:                 ___________________(the “Grant Date”)
Number of PSUs:            ___________________
Vesting Date:                January 1, 2023 (the “Vesting Date”)

Performance Condition:

Vesting of the PSUs shall be conditioned on the volume-weighted average price of the Share for the last 6 or 12 months of 2022 (either volume-weighted price, the “Performance Price”).
If either Performance Price is equal to or higher than $2.74 (the “Performance Condition”), 100% of the PSUs listed above shall vest.
If the Performance Condition is not met, the PSUs shall immediately lapse in respect of all of the Shares that may be delivered pursuant to the PSUs.

Vesting Schedule:	Subject to the satisfaction of the Performance Condition and subject to the terms and conditions of the Agreement and the Plan, the PSUs shall vest on the Vesting Date.
Double trigger Change of Control/Qualified Termination Reason impact:	Subject to the terms and conditions of the Agreement and the Plan and as fully described in the Agreement, accelerated vesting of 100% of the number of PSUs listed above.

By Participant’s signature below, Participant agrees to be bound by the terms and conditions of the Plan, the Agreement and this Summary of Award. Participant has reviewed the Agreement, the Plan and the Summary of Award in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and the Summary of Award and fully understands all provisions of this Summary of Award, the Agreement and the Plan.

Participant hereby agrees to accept as binding, conclusive, and final all decisions or interpretations of the Supervisory Board and the Committee upon any questions arising under the Plan, this Summary of Award or the Agreement. Participant shall not take part in any decision of the Supervisory Board and the Committee related to any PSU granted to Participant.

TRIVAGO N.V.		PARTICIPANT
By:		By:
Print Name:	________________	Print Name:
Title:	________________